Mail Stop 4561

      August 10, 2006

Peter Yngwe
Swedish Export Credit Corporation
President
Vastra Tradgardsgatan 11B
P.O. Box 16368
SE-103 27
Stockholm, Sweden

Re:	Swedish Export Credit Corporation
Form 20-F
Filed April 3, 2006
File No. 001-08382

Dear Mr. Yngwe:

   We have reviewed your filing and have the following comments.
We
have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 20-F
Item 11.  Quantitative and Qualitative Disclosures About Market
Risk,
page 36
1. We note your sensitivity analysis disclosures which expresses the potential loss in fair values due to selected hypothetical changes in market rates and prices. You state that for other relevant market rate risk you used changes between 5 and 40 basis points, however, one cannot tell the results from using each change, Please tell us and revise future filings to disclose the quantitative information resulting from each hypothetical change for each of your market risks.
Refer to Item 11 (ii) (A) of Form 20-F.
2. On page 37 you disclose that you excluded perpetual subordinated debt with related hedging transactions from your market risk calculations. Please tell us and revise future filings to disclose your basis for excluding these instruments, citing authoritative literature as applicable.
Consolidated Financial Statements
3. Please revise your future filings to present your statement of changes in shareholder`s funds on page F-3 for each of the last three years as required by Item 8.A of Form 20-F or advise us.
Note 1. Accounting Principles - S-system statements, page F-7
4. We note that you do not include amounts related to the S-system income statements in Consolidated Group and Parent Company income statements but include all amounts related to the S-system balance sheets in the Consolidated Group and Parent Company balance sheets. Please tell us how you determined that this accounting accurately presents your consolidated results of operations and financial position and that this presentation is in compliance with accounting principles generally accepted in the United States.
Note 38. Reconciliation to accounting principles generally accepted in the United States
5. Please revise your future filings to include a statement of cash flows prepared in accordance with U.S. GAAP or furnish a quantified description of the material differences between cash flows reported in the primary financial statements and cash flows that would be reported in a statement of cash flows prepared in accordance with U.S. GAAP. Refer to Item 17(c)(iii) of Form 20-F.

* * *
   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.
   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
     	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please contact me at (202) 551-3423 if you have questions.

   								Sincerely,


Amit Pande
Assistant Chief Accountant




Peter Yngwe
Swedish Export Credit Corporation
August 10, 2006
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